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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-44766

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____12/1/02_____ AND ENDING _____11/30/03_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Morgan Stanley Distribution, Inc.

OFFICIAL USE
ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street, Suite 1100   One Tower Bridge
(No. and Street)

West Conshohocken   PA   19428
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Perry   917-790-5688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center   New York   NY   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

AFFIRMATION

I, Kevin Perry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Stanley Distribution, Inc., as of November 30, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Perry
Chief Financial Officer

Subscribed to before me
this 23rd day of
January, 2004.

CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MORGAN STANLEY DISTRIBUTION, INC.

(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

Independent Auditors' Report

To the Board of Directors and Stockholder of
  Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley Investments LP, as of November 30, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Distribution, Inc. at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 23, 2004



**Deloitte
Touche
Tohmatsu**

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2003

Assets

Cash and cash equivalent	$ 1,746,140
Receivables:	
Distribution fees	378,703
Affiliate	12,128
Other	63,080
Total assets	$ 2,200,051

Liabilities and stockholder's equity

Liabilities	
Payables:	
Distribution fees	$ 1,075,351
Affiliate	117,605
Total liabilities	1,192,956
Stockholder's equity	
Common stock (no par value, 1,000 shares authorized, 100 shares issued and outstanding)	15,000
Additional paid-in capital	30,000
Retained earnings	962,095
Total stockholder's equity	1,007,095
Total liabilities and stockholder's equity	$ 2,200,051

See notes to statement of financial condition.

Note 1 - Introduction and Basis of Presentation

The Company
Morgan Stanley Distribution, Inc. (the "Company"), a registered broker-dealer, is a wholly owned subsidiary of Morgan Stanley Investments LP ("MSILP"), a Pennsylvania limited partnership which subsequently merged into Morgan Stanley Investment Management Inc. The Company, a Pennsylvania corporation, was formed for the purpose of conducting business as a distributor of the shares of the Morgan Stanley Institutional Fund Trust ("MSIFT"), a management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, which is managed by MSILP. MSILP is an indirect wholly owned subsidiary of Morgan Stanley.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalent
Cash consists of the Company's operating account held at a major regional bank.

Income Taxes
Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 3 - Net Capital Requirements

The Company is subject to the Uniform Net Capital rules of the Securities and Exchange Commission ("SEC"). Under these rules the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At November 30, 2003, the Company had net capital of $896,967, which was $817,437 in excess of its required minimum net capital of $79,530. The Company's ratio of aggregate indebtedness to net capital at November 30, 2003 was 1.33 to 1.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current federal and unitary/combined state taxes are offset with other intercompany balances with Morgan Stanley.

The Company and its affiliates are considering a change to their tax allocation methodology which could impact the allocation of certain state and local income taxes associated with unitary and combined tax filings. The impact to the Company has not yet been determined.

At November 30, 2003, the Company had no deferred tax assets or liabilities.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

January 23, 2004

Morgan Stanley Distribution, Inc.
One Tower Bridge
Suite 1100
West Conshohocken, PA 19428

In planning and performing our audit of the financial statements of Morgan Stanley Distribution, Inc. (the "Company") for the year ended November 30, 2003, on which we issued our report dated January 23, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP